Exhibit 12.1

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017		2016		2015		2014		2013
EARNINGS BEFORE FIXED CHARGES:
Pre-tax income from continuing operations before noncontrolling interests and income from equity investees	$71,110		$101,773		$119,303		$62,692		$48,456
Distributed income of joint ventures	—		—		—		—		—
Less: Capitalized interest	(15,856)		(12,258)		(9,613)		(8,761)		(10,050)
Less: Preferred distributions of subsidiaries	(124)		(146)		(176)		(178)		(182)
Total earnings before fixed charges	55,130	(1)	89,369	(2)	109,514	(3)	53,753	(4)	38,224
FIXED CHARGES:
Interest expense	71,122		78,687		87,789		90,490		79,643
Capitalized interest	15,856		12,258		9,613		8,761		10,050
Amortization of deferred financing costs	4,619		6,520		5,550		5,925		5,608
Interest portion of rental expense	2,697		2,616		2,297		1,401		1,178
Preferred distribution of subsidiaries	124		146		176		178		182
Total fixed charges	94,418		100,227		105,425		106,755		96,661
Total earnings and fixed charges	$149,548	(1)	$189,596	(2)	$214,939	(3)	$160,508	(4)	$134,885
RATIO OF EARNINGS TO FIXED CHARGES	1.58	(1)	1.89	(2)	2.04	(3)	1.50	(4)	1.40

(1)
Earnings include a loss from the disposition of real estate of $0.6 million, contractual executive separation and retirement charges incurred in the first and second quarter 2017 with regard to the retirement of the Company’s former Chief Financial Officer of $4.5 million and real estate impairment charges of $15.3 million. Excluding these amounts, the ratio would be 1.80.

(2)
Earnings include net gains from the disposition of real estate of $21.2 million, real estate impairment charges of $4.9 million and losses from the early extinguishment of debt of $12.8 million. Excluding these amounts, the ratio would be 1.86.

(3)	Earnings include net gains from the disposition of real estate of $52.7 million and losses from the early extinguishment of debt of $1.8 million. Excluding these amounts, the ratio would be 1.56.

(4)	Earnings include losses and impairment charges from the disposition of real estate of $2.8 million. Excluding this amount, the ratio would have been 1.53.